Exhibit 99.1

Golden Star Reports on Third Quarter 2020 Results and Conference Call

TORONTO, Oct. 13, 2020 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") is scheduled to release its third quarter 2020 financial results after market close on Wednesday, October 28, 2020, and will conduct a conference call and webcast to discuss these results on Thursday, October 29, 2020 at 10.00 am ET.

Toll Free (North America): +1 888 390 0546
Toronto Local: +1 416 764 8688
Toll Free (UK): 0800 652 2435
Conference ID: 30634237
Webcast: https://produceredition.webcasts.com/starthere.jsp?ei=1386797&tp_key=6773a668d6

A replay of the webcast will be available on the Company's website: www.gsr.com following the call.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa underground mine in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow. Since winning the PDAC 2018 Environmental and Social Responsibility Award, Golden Star has remained committed to leaving a positive and sustainable legacy in its areas of operation.

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SOURCE Golden Star Resources Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2020/13/c4485.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 (0) 208 167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:00e 13-OCT-20